UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number ________________
Novogen Limited
(Translation of registrant’s name into English)
140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)
/s/ Mark Hinze
Mark Hinze
Chief Financial Officer

Date 9 May, 2011

Novogen Extraordinary Meeting
Chairman’s Address
6 May, 2011
Welcome to the Novogen Extraordinary General Meeting of Shareholders. As outlined in the materials that were distributed to the shareholders, we will be voting on the sale of our isoflavone intellectual property to Marshall Edwards (“MEI”), and the grant of Novogen stock options to four of the Company’s five directors.
As I stated in my letter to all of you at the AGM in October, Novogen’s greatest opportunity for success lies in the development of our therapeutic compounds. We were all hopeful that the Ovature trial would provide that opportunity by proving the efficacy of Phenoxodiol in ovarian cancer. The disappointing results of that trial caused the Board of Novogen to take a hard strategic look at all of the company’s assets and its corporate structure.
As we have discussed in the past, the Board of Novogen determined that the best course of action was to move all drug development activities to Marshall Edwards, our majority owned subsidiary. The first step that was taken included the recruitment of Dan Gold as CEO and his subsequent recruitment of a management team to take the program forward. All of that has been accomplished and Dan, new board members and a management team are now in place who bring strong experience and past success in drug development to MEI. I was also elected at the MEI AGM last month reestablishing Novogen’s formal representation on the MEI board.
The second step involved the sale of the assets (the “IP”) to be developed to Marshall Edwards. Previously, Marshall Edwards controlled the IP through a series of license agreements giving Marshall Edwards the exclusive right to develop the compounds. In addition, MEI held the last right of refusal to license any new oncology compounds that Novogen might develop. The license involved the payment of periodic milestone fees to Novogen and royalty fees on sales for any drugs that were successfully commercialized.
The reality of this structure puts many constraints on MEI, including flexibility in advancing the drug development program. The potential, future royalty payments created a so called “royalty stacking” situation that made partnerships with big pharma unattractive. In view of these and other factors, the Board of Novogen felt that the value to the Novogen shareholders was better driven through Novogen’s ownership of MEI and not through the royalty payments.
A decision was made to sell the IP to MEI in exchange for shares that would increase Novogen’s potential return if the IP was successfully developed. The transaction we are here to vote on involves the exchange of Series A preferred shares of MEI that on a common share equivalent basis represent 4.8 million shares of MEI stock priced at $0.83 per share. In addition, the Series A shares give Novogen the possibility of doubling the number of shares of common stock it will receive if there is a positive outcome in a future MEI clinical trial.
I have gotten calls from several shareholders expressing concern about the ability that MEI retains for 5 years to repurchase the Series A shares for a cash payment of $12 million. First and foremost, the advisability of using $12 million of MEI’s capital to repurchase these shares as an alternative to using the funds for clinical development is questionable. Second, MEI only has the ability to repurchase the Series A preferred, not the common stock that Novogen would receive upon the conversion of the preferred shares.
The third step in the restructuring process is for Novogen to assist and cooperate with MEI in its future need for new capital to move the drug compounds through the long and expensive process of development. You all heard or read Dan Gold’s presentation at the Novogen AGM in October. He made a similar presentation at the MEI AGM last month. He and the MEI team are very excited about two of the compounds and are now moving them into pre-clinical development. This all takes money, and lots of it.
Dilution of the Novogen ownership interest in MEI is something that none of us want to see. But to think that it won’t occur is shortsighted and unrealistic. Novogen does not have the resources to provide the capital that is needed and currently does not have the capital to even maintain its current ownership position. My view is that dilution on a reasonable basis is a sign of progress for us all. It means that other investors believe in the MEI program and are willing to take some risk along with those who have provided capital in the past.
Some of you will have read about several financings that MEI has completed over the past few months. The first which is called an “At the Market” program allows MEI to sell new shares into the public market on a controlled basis at market prices. In these sales, MEI receives the proceeds of the sale. These programs are becoming common in the US and can take advantage of sharp increases in the price of a company’s shares. The second financing was a transaction with a biotech investment fund called Ironridge Global Biopharma, a division of Ironridge Global IV . The proceeds from this transaction are slightly under $750,000.
The third financing was announced on Monday and involves the sale of up to $4 million of shares to institutional investors. The initial price for the first $1.1 million was $1.33 per share. The investment of the additional $2.9 million and the price are subject to certain market and regulatory conditions. In conjunction with this latest financing, Novogen agreed to enter into a voting agreement where Novogen would vote the shares it owns in MEI in favor of the financing. In addition, Novogen agreed that it would not sell any of the MEI shares it owns until December 24, 2011.
What does this mean in terms of dilution for Novogen? Prior to this financing, our share holdings in MEI represented 65% of the company. If we account for the common shares we would get if we converted our Series A preferred shares to common shares, we would move up to 78%. After the initial $1.1 million funded in this deal, we move down to approximately 73%. If the investors take the full $2.9 million remaining in the financing at the same, or a higher price, we would hold about 63% of the MEI shares. If the investor were to exercise all of the warrants they receive in the financing, we would drop to just over 50% but the exercise of the warrants would also generate about $3.5 million in new capital for MEI. One unknown in this transaction is the exact pricing of the future $2.9 million block. If the share price of MEI drops between now and the time the SEC approves the transaction, all of the $4 million worth of shares will be reset at the lower price. The result will be the same $4 million funding but more shares issued to the investors and more dilution for Novogen. If the price of MEI shares drops significantly, the dilution to Novogen could be substantial.

As I said a few minutes ago, the good news is that MEI has been able to raise funds successfully, money will now be available to progress the clinical programs, and Novogen will get a better chance to understand the real value of our compounds.
Briefly, other aspects of Novogen’s business are making progress. Glycotex, Inc. while still seeking new funding, is working toward continuation of its clinical trials. The past few months have been spent certifying the latest batch of Glyc-101 and moving responsibility for the storage of the drug to the US. Reinhard Koenig, CEO, continues to work hard on our behalf with limited resources. We are still very enthusiastic about the Glycotex program and the Novogen Board is working on options to secure funding for the company.
Our consumer supplement business has grown nicely this year. We are well ahead of budget and our sales results for last year. Craig Kearny who runs this business and his team have done an excellent job of establishing new distributor relationship and maintaining existing markets. You will see the results in our latest financial statements.
As always, if you have any questions that I have not answered or, if you would like to discuss any of the above, please do not hesitate to contact me.
Sincerely,

William D. Rueckert
Chairman

6 May, 2011
Manager Companies
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Novogen Limited — Results of 2011 Extraordinary Meeting
In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the tables below.
Resolution details are as follows:

1)	To approve the Asset Purchase Agreement

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
22,185,922	724,007	71,600	124,124

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
23,896,897	727,107	71,600

2A)	Issue William D Rueckert up to 375,000 options

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,794,733	1,171,126	47,930	163,156

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
23,586,040	1,174,226	47,930

2B)	Issue Peter R White up to 375,000 options

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,794,733	1,171,126	47,930	163,156

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
23,586,040	1,174,226	47,930

2C)	Issue Ross C Youngman up to 375,000 options

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,794,733	1,171,126	47,930	163,156

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
23,586,040	1,174,226	47,930

2D)	Issue Peter D A Scutt up to 375,000 options

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
21,794,733	1,171,126	47,930	163,156

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
23,586,040	1,174,226	47,930
Yours Faithfully
Mark Hinze
Chief Financial Officer